RIVERNORTH OPPORTUNITIES FUND, INC.

Subscription Agreement

This Subscription Agreement made as of November 20, 2015, by and between RiverNorth Opportunities Fund, Inc., a Maryland corporation (the “Fund”), and ALPS Advisors, Inc., a Colorado corporation (the “Purchaser”).

WHEREAS, the Fund intends to carry on business as a closed-end management investment company;

WHEREAS, the Purchaser is the investment adviser to the Fund;

WHEREAS, pursuant to its Articles of Incorporation  dated September 9, 2010, as amended from time to time, and applicable law, the Fund may issue  up to 37,500,000 common shares of beneficial interest $0.0001 par value;

WHEREAS, the Purchaser wishes to subscribe for and purchase, and the Fund wishes to sell to the Purchaser, 5,155 shares of common stock, $0.0001 par value per share (the “Shares”), or such other amounts as the officers of the Fund may approve, for a purchase price of $19.40 per Share, or at such other prices as the officers of the Fund may approve; and

WHEREAS, the Purchaser is purchasing the Shares for the purpose of acquiring the initial Shares of the Fund.

NOW, THEREFORE, the parties hereto agree as follows:

1.                 The Purchaser subscribes for and agrees to purchase from the Fund the Shares for a purchase price of $19.40 per Share and an aggregate purchase price of $100,007, or for such other prices as the officers of the Fund may approve.  The Purchaser agrees to make payment for the Shares at such time as demand for payment may be made by an officer of the Fund.

2.                 The Purchaser agrees and acknowledges that: (i) it is purchasing the Shares to provide seed capital to the Fund; (ii) the Shares subscribed for hereunder are being sold in a transaction not involving any public offering within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and have not been and will not be registered thereunder or under any state securities laws.

3.                 To further induce the Fund to accept its subscription and issue the Shares subscribed for, the Purchaser:

a.                 Represents and warrants that the Shares subscribed for are being and will be acquired for investment for its own account and not on behalf of any other person or persons and not with a view to, or for sale in connection with, any public distribution thereof, which would be in violation of the Securities Act;

b.                 Further agrees and acknowledges that if in the future it decides to offer, sell, or otherwise transfer any of such Shares, such Shares may not be offered, sold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or the transaction is exempt from such registration; and

c.                 Consents, as the sole holder of the Fund’s common shares of beneficial interest and pursuant to Section 23(b)(2) of the Investment Company Act of 1940, to the issuance by the Fund of common shares of beneficial interest at a price per share as set forth in the underwriting agreement relating to the public offering of the common shares of beneficial interest of the Fund.

4.                 This Agreement shall be subject to and construed in a manner consistent with Section 14(a) of the Investment Company Act of 1940, as amended.

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Executed as of the date first set forth above.

ALPS ADVISORS, INC.

/s/ Thomas A. Carter
By:	Thomas A. Carter
Title:	President

RIVERNORTH OPPORTUNITIES FUND, INC.

/s/ Valerie L. Ruppel
By:	Valerie L. Ruppel
Title:	Assistant Secretary